FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

September 13, 2006

Pursuant to Rule 13a-16 or 15d-16 of

The Securities and Exchange Act of 1934

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

September 13, 2006

On September 13, 2006, OAO Tatneft issued the following press-release:

OAO Tatneft announces expectations with respect to the filing of its annual report on Form 20-F for 2005, preliminary unaudited financial information for the year ended December 31, 2005 under U.S. GAAP, upward revision of estimates of reserves and future net revenues, and designation of a “Certification Date” under its American Depositary Receipt Facility

13 September 2006

OAO Tatneft (the “Company”) announced today that it expects the audit of its financial statements for the year ended December 31, 2005 prepared pursuant to U.S. generally accepted accounting principles (U.S. GAAP) (the “2005 U.S. GAAP Financial Statements”) to be completed by the end of October 2006. Furthermore, the Company intends to file its annual report on Form 20-F for the same year (the “2005 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”) shortly after that.

Based on its preliminary 2005 U.S. GAAP Financial Statements, pending finalization of the financial statements (including, inter alia, analysis of banking entities (e.g. Bank ZENIT) which may need to be consolidated pursuant to FIN46 (Consolidation of Variable Interest Entities)) and completion of their audit, the Company expects its:

•	sales and other operating revenues and net income for the year ended December 31, 2005 under U.S. GAAP to be 300 bln and 33 bln Russian Rubles respectively (as compared to 206.8 bln Russian Rubles of sales and other operating revenues and 23.4 bln Russian Rubles of net income received by the Company under U.S. GAAP in 2004);

•	operating, exploration and selling, general and administrative expenses for 2005 under U.S. GAAP to rise to 45.4 bln, 1 bln and 19 bln Russian Rubles respectively (from 34 bln, 0.9 bln and 17 bln Russian Rubles in 2004 under U.S. GAAP respectively);

•	transportation costs under U.S. GAAP in 2005 to fall to 8.5 bln Russian Rubles from 9 bln Russian Rubles in 2004;

•	cost of purchased oil and refined products in 2005 under U.S. GAAP to rise to 50 bln Russian Rubles (as compared to 39 bln Russian Rubles in 2004);

•	lifting costs, general and administrative expenses and transportation costs relating to crude oil production in 2005 to be US$2.93, US$1.12 and US$1.17 per barrel of crude oil produced, respectively (as compared to lifting costs, general and administrative expenses and transportation costs relating to crude oil production in 2004 of US$2.48, US$1.13 and US$1.15 per barrel of crude oil produced, respectively);

•	short-term debt and long-term debt, excluding notes payable, under U.S. GAAP as of December 31, 2005 to decrease to 5.9 bln and 1.8 bln Russian Rubles respectively, from 18 bln and 9.5 bln Russian Rubles as of December 31, 2004 respectively; and

•	interest expense in 2005 under U.S. GAAP to fall to 1.2 bln Russian Rubles (as compared to 1.4 bln Russian Rubles in 2004).

The Company also announced today that Miller & Lents, Ltd., independent petroleum engineering consultants, upon instructions from the Company, revised their previously reported estimates of oil and gas reserves and future net revenues of the Company as of 1 January 2006. The revision was triggered by an adjustment of the conversion rate used to convert barrels into tons and by the extension of the Company’s production license for its largest Romashkinskoye field announced by the Company on August 22, 20061[1], resulting in an upward revision of the reserves and future net revenues estimates. The revision does not affect any other previously issued reports by Miller & Lents, Ltd. relating to the Company’s oil and gas reserves.

The Company will file the revised report by Miller & Lents, Ltd. on the Company’s oil and gas reserves and future net revenues as of 1 January 2006 as an annex to the 2005 20-F. The revised estimates of oil and gas reserves and future net revenues of the Company as of 1 January 2006 are set out below:

Through the Economic Lives of Licensed Fields

Reserve Category	Net Reserves		Future Net Revenues
	Crude and Condensate, MMBbls.	Gas, Bcf	Undiscounted, MM$	Discounted at 10% Per Year, MM$
Proved Developed Producing	3,598.1	885.1	38,993.3	15,018.0
Proved Developed Nonproducing	2,010.8	494.7	19,776.4	3,253.4
Proved Undeveloped	263.3	64.8	2,203.1	469.9
Additional Capital and Property Taxes	0.0	0.0	-3,817.8	-1,632.9

Total Proved	5,872.2	1,444.6	57,155.1	17,108.4

Probable	2,226.7	547.8	39,562.5	4,929.6
Possible	395.1	97.2	2,405.7	337.5

  * Columns may not total due to rounding

Through Current License Expirations

Reserve Category	Net Reserves		Future Net Revenues
	Crude and Condensate, MMBbls.	Gas, Bcf	Undiscounted, MM$	Discounted at 10% Per Year, MM$
Proved Developed Producing	2,381.8	586.0	27,798.8	13,092.1
Proved Developed Nonproducing	716.4	176.2	8,526.5	2,202.0
Proved Undeveloped	68.5	16.9	588.7	279.5
Additional Capital and Property Taxes	0.0	0.0	-1,108.5	-805.1

Total Proved	3,166.7	779.0	35,805.5	14,768.4

  * Columns may not total due to rounding

1[1] The extension of the Company’s production license for Romashkinskoye field until July 2038 became effective on August 4, 2006.

Finally, the Company also announced today that it has designated October 30, 2006 as a “Certification Date” pursuant to Section 4.12 of the Amended and Restated Deposit Agreement, dated as of July 10, 2006, between the Company, The Bank of New York, as Depositary (the “Depositary”), and owners and beneficial Owners of Global Depositary Receipts thereunder (“GDRs”).

As a consequence, as noted in the Company’s previous press releases, the ordinary shares of the Company underlying all GDRs except those beneficially owned by persons who, on or before the Certification Date, (i) have certified that they are not “resident in the United States” or (ii) have certified that they are “qualified institutional buyers” (or “QIBs”) and have been approved by the Company, will be sold by the Depositary outside the United States pursuant to Regulation S under the U.S. Securities Act of 1933, as amended, and, upon completion of those sales, the proceeds of those sales will be transferred to the beneficial holders of such GDRs. The certification process will be administered by the Depositary. Owners and beneficial owners of GDRs may withdraw the ordinary shares of the Company evidenced by their GDRs at any time prior to the earlier of the Certification Date and the date on which they provide to the Depositary the certification described above.2[2]

Forward-looking statements: This press-release may contain certain forward-looking statements of OAO Tatneft. OAO Tatneft does not guarantee occurrence of any events mentioned in such statements or the time of their occurrence.

END

2[2]	As noted in the Company’s previous press-releases, a beneficial owner's certification that he, she or it either (i) is not "resident in the United States" or (ii) is a QIB and requests permission to continue to hold GDRs will not be effective unless the beneficial owner, together with the certification, deposits its GDR with the Depositary or transfers the relevant GDRs to a blocked account with The Depository Trust Company, in either case until after the Certification Date. The purpose of this requirement is to prevent beneficial owners that have either (i) certified non-U.S. residence or (ii) certified QIB status and requested permission to continue to hold GDRs from transferring their GDRs to a person who is resident in the United States prior to the Certification Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ Victor I. Gorodny
Name:	(Victor I. Gorodny)
Title:	(Deputy General Director, Head of Property Department)

Date: September 13, 2006